                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*
                                             -


                              SILVER DINER, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                       Common Stock, par value, $.00074
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  827655 10 1
        ---------------------------------------------------------------
                                (CUSIP Number)

Mr. Robert T. Giaimo                      Arnold Westerman, Esquire
Silver Diner, Inc.                        Arent Fox Kinter Plotkin & Kahn, PLLC
11806 Rockville Pike                      1050 Connecticut Avenue, N.W.
Rockville, Maryland 20852                 Washington, D.C.  20036-5339
(301)770-0333                             (202)-857-6243
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               January 13, 1999
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO.  827655 10 1
------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
     Robert T. Giaimo
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [X]
      (b) [_]
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 3.   SEC USE ONLY
------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS  BK
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION  United States of America
------------------------------------------------------------------------------

------------------------------------------------------------------------------
    NUMBER OF        7.   SOLE VOTING POWER         1,435,474
     SHARES        -----------------------------------------------------------
   BENEFICIALLY      8.   SHARED VOTING POWER       0
     OWNED BY      -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER    300,000
    REPORTING      -----------------------------------------------------------
      PERSON         10.  SHARED DISPOSITIVE POWER  0
       WITH
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,116,087
------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  42.75%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*
      IN


* Pursuant to Rule 13d-5 of the Securities Exchange Act of 1934, the amount of Common Shares reported in Item 11 includes the beneficial ownership of the Common Shares owned by the Group referred to in Item 4 of this Amendment No.3. Mr. Giaimo disclaims beneficial ownership of 3,560,613 Common Shares reported in
Item 11 above. See-- Item 4 of this Amendment No.3.

     This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") is filed by Robert T. Giaimo with respect to the common stock, par value $.00074 per share ("Common Shares"), of Silver Diner, Inc., a Delaware corporation (the "Issuer"), and amends the Schedule 13D filed by Mr. Giaimo on April 5, 1996, Amendment No. 1 to Schedule 13D filed by Mr. Giaimo on April 7, 1997 and Amendment No. 2 to Schedule 13D filed by Mr. Giaimo on December 18, 1998 (collectively, the "Statement"). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Statement.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

     The disclosure in Item 3 of the Statement regarding the purchase of the Britton Shares, Common Shares purchased by Ms. Britton as a member of the Group referred to in Item 4 of this Amendment No. 3 and the source and the amount of funds or other consideration used by Ms. Britton in making purchases of the Britton Shares or used or to be used by Ms. Britton in making purchases of Common Shares as a member of the Group is hereby deleted.

     The following is hereby added to Item 3 and, excluding any portion of the Statement deleted herein, should be read together with the disclosures made in
Item 3 of the Statement:

     On December 15, 1998, Catherine Britton, a director of the Issuer and the record and beneficial owner of 2,501,612 Common Shares, representing approximately 21.58% of the outstanding Common Shares, as reported on the Issuer's Form 10-Q dated November 18, 1998 (the "Form 10-Q"). Ms. Britton purchased the Britton Shares with funds made available from the parents of Mr. Giaimo. No decision has been made as to whether these funds will be treated as a loan or as a gift. Since her purchase of the Britton Shares, Ms. Britton has acquired additional Common Shares as a member of the Group referred to in
Item 4 of this Amendment No. 3. As was the case with the Britton Shares, Ms. Britton purchased these Common Shares with funds made available from the parents of Mr. Giaimo, and no decision has been made as to whether these funds will be treated as a loan or as a gift. (See -- Item 4 of this Amendment No. 3)



Item 4.   Purpose of Transaction
          ----------------------

     The disclosure in Item 4 of the Statement regarding the formation, purpose and activities of the Group, Common Shares owned by the Group members and the source and the amount of funds or other consideration used or to be used by the Group members in making purchases of Common Shares is hereby deleted.

     The following is hereby added to Item 4 and, excluding any portion of the Statement deleted herein, should be read together with the disclosures made in
Item 4 of the Statement:

     Mr. Giaimo and his wife, believing that the Common Shares represented an investment opportunity, identified blocks of Common Shares held by several institutions. Accordingly, Mr. Giaimo contacted these institutions to ascertain whether the blocks he identified were available for sale. Mr. Giaimo realized that neither he nor his wife had sufficient funds to purchase all of the Common Shares held by such institutions if they became available for sale. Thus, in the early part of December, 1998, Mr. Giaimo asked several directors, officers and consultants of the Issuer if they were potentially interested in participating in the acquisition to the extent additional funds were needed.

     Although one institution was not interested in selling, Mr. Giaimo continued his discussions with another institution, and on December 15, 1998, this institution agreed to sell the Common Shares which were purchased by Ms. Britton.

     At approximately the same time, Mr. Giaimo asked Charles Steiner, a director of the Issuer, Ype Von Hengst, a director and Vice President of the Issuer, Patrick Meskell, an officer of the Issuer, Timothy Cusick, an officer of the Issuer, William Rulon-Miller, a principal of Janney Montgomery Scott Inc. and a consultant to the Issuer, George Mavrikes, a business advisor to the Issuer and Robert Pincus, the President and Chief Executive Officer of Franklin National Bank, a lender to the Issuer (the "Group") to join with him and his wife to acquire Common Shares either in blocks or in over-the-counter open market purchases at prevailing prices on an ongoing basis. Although the Group was formed at the behest of Mr. Giaimo, he does not intend to personally participate in the acquisitions made by the Group. Likewise Mr. Steiner does not intend personally to participate in the acquisitions made by the Group. Mr. Steiner owns a 25% interest in and is the managing partner of the Steinere Family Partnership, which owns 557,907 Common Shares representing approximately 4.82% of the outstanding Common Shares as reported as the Form 10-Q. The Steiner Family Partnership will purchase Common Shares with available funds.

     The members of the Group agreed to invest collectively $552,500 (the "Group Investment") to purchase Common Shares. The amount each member of the Group has agreed to invest is as follows: the Steiner Family Partnership-- $187,500; Catherine Britton-- $125,000; Patrick Meskell-- $60,000; Robert Pincus-- $50,000; George Mavrikes-- $25,000; Timothy Cusick-- $10,000; Ype Von Hengst-- 25,000; Michael Collier-- $10,000; and William Rulon-Miller-- 10,000. Notwithstanding the foregoing, each Group member reserves the right to purchase additional Common Shares of the Issuer at any time in private or market transactions depending on market conditions and such Group member's evaluation of the Issuer's business and financial condition.

     Mr. Steiner will use funds of the Steiner Family Partnership to purchase Common Shares. Mr. Hengst will borrow on an unsecured basis his investment from Mr. Giaimo and the balance from a national bank. Likewise, Mr. Cusick will borrow on an unsecured basis half of the funds he plans to invest from Mr. Giaimo and the balance from a national bank. As was the case with the purchase of the Britton Shares, Ms. Britton will purchase Common Shares with funds made available from the parents of Mr. Giaimo, and no decision has been made as to whether these funds will be treated as an unsecured loan or as a gift. The other members of the Group will use their personal funds to purchase Common Shares.

     The Group intends to acquire Common Shares from time to time at prevailing rates through open market transactions or block purchases on an ongoing basis, depending on market conditions and subject to compliance with all applicable securities laws and regulations. No time limit has been established for the completion of the Group's acquisition of the Common Shares. The Group may discontinue its acquisition strategy at any time. When the Group Investment has been exhausted, the Group's existence will terminate immediately.

     The formation of the Group is the event which required Mr. Giaimo to file Amendment No.2 to Schedule 13D ("Amendment No.2"). Rule 13d-5 of the Securities Exchange Act of 1934 (the "Act") provides, in pertinent part, "When two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Act, as of the date of such agreement, of all equity securities of that issuer beneficially owned by any such persons." The Group was formed for the purpose of pooling funds to enable the members of the Group to acquire additional Common Shares through open market transactions or block purchases. Each member of the Group retains the sole and absolute power to vote or dispose of any Common Shares acquired or held by such Group member, and there are no arrangements, agreements or understandings among the members of the Group with respect to the voting or disposition of the Common Shares acquired by any member of the Group, the business and operations of the Issuer or the control of the Issuer. Any Common Shares acquired by a Group member will he held in the account of such Group member. Accordingly, each member of the Group disclaims beneficial ownership of the Common Shares owned by the other members of the Group, and the filing of Amendment No. 2 and this Amendment No. 3 should not be construed as an admission that Mr. Giaimo is the beneficial owner of the Common Shares owned by the other members of the Group.

     Except as set forth in this Item 4, and except for plans or proposals of the Issuer in which Mr. Giaimo may participate in his capacity as a director or officer of the Issuer, neither Mr. Giaimo nor, to his knowledge, any other member of the Group have any plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (d) Any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j) Any action similar to any of those enumerated above.


     On December 16, 1998, Ms. Britton acquired 4,350 Common Shares, reflecting her proportionate share of the 15,000 Common Shares purchased by the Group members for $0.6875 per share. On December 22, 1998, Ms. Britton acquired 2,900 Common Shares, reflecting her proportionate share of the 10,000 Common Shares acquired by the Group for $0.8125 per share. On December 23, 1998, Ms. Britton acquired 1,740 Common Shares, reflecting her proportionate share of the 6,000 Common Shares acquired by the Group for $0.8750 per share. On December 24, 1998, Ms. Britton acquired 8,120 Common Shares, reflecting her proportionate share of the 28,000 Common Shares acquired by the Group for $0.7913 per share. On December 29, 1998, Ms. Britton acquired 2,900 Common Shares, reflecting her proportionate share of the 10,000 Common Shares acquired by the Group for $0.7700 per share. On December 31, 1998, Ms. Britton acquired 2,900 Common Shares, reflecting her proportionate share of the 10,000 Common Shares acquired by the Group for $0.8125 per share. On January 13, 1998, Ms. Britton acquired 103,548 Common Shares, reflecting her portion of the 350,000 Common Shares acquired by the Group. As a result of these acquisitions and the acquisition of the Britton Shares by Ms. Britton, the Common Shares which each member of the Group owns beneficially and of record is as follows:

     Group Member             Common Shares (1)
     ------------             -------------
    Robert Giaimo              420,000 (2)(10)
    Catherine Britton          2,501,612 (3)(10)
    Charles Steiner            624,907 (4)(10)
    Robert Pincus              39,655
    William Rulon-Miller       7,915
    George Mavrikes            52,953 (5)(10)
    Michael Collier            84,049 (6)(10)
    Patrick Meskell            127,577 (7)(10)
    Timothy Cusick             57,328(8)(10)
    Ype Von Hengst             247,498 (9)(10)

 (1) Since there are no arrangements, agreements or understandings among the members of the Group with respect to the voting or disposition of the Common Shares acquired by any member of the Group, the business and operations of the Issuer or the control of the Issuer, the number of Common Shares set forth opposite the name of each Group member in the above table does not include the Common Shares owned by each of the other members of the Group.


 (2) The 420,000 Common Shares owned by Mr. Giaimo beneficially and of record include the following: (a) 300,000 Common Shares directly owned by Mr. Giaimo; and (b) 120,000 Common Shares subject to options granted to Mr. Giaimo under the Stock Option Plan. The 420,000 Common Shares owned by Mr. Giaimo beneficially and of record do not include: (a) 478,334 Common Shares owned of record by four persons who were principals of Food Trends Acquisition Corporation ("FTAC") prior to the merger of FTAC with and into Silver Diner

     Development, Inc. ("SDDI") (the "Merger"), which are subject to a voting agreement ("FTAC Affiliate Voting and Lockup Agreement");
     (b) 102,135 Common Shares which are subject to a voting agreement and are owned of record by GKN Securities Corp. and/or certain assignees thereof ("GKN Voting and Lockup Agreement"); and (c) 555,005 Common Shares owned of record by stockholders of the Company that are subject to voting agreements. The voting rights described in clause (b) of the preceding sentence have been granted to Mr. Giaimo pursuant to the GKN Voting and Lockup Agreement provides that Mr. Giaimo has an irrevocable right to vote such Common Shares with respect to all matters in which stockholder approval is required under the Delaware General Corporation Law, including, without limitation, voting such stockholders' Common Shares in favor of nominees to the Board of Directors of the Issuer and for or against any an all matters that may come before the Issuer's stockholders for a vote. The proxy continues until the earlier of three years after the consummation of the Merger or the sale of the Common Shares by such stockholders to a non-affiliate in a bona fide transaction for value. The voting rights described in clause (c) above have been granted to Mr. Giaimo pursuant to the voting agreements that grant to Mr. Giaimo an irrevocable right to vote with respect to all matters in which stockholder approval is required under the Delaware General Corporation Law, including, without limitation, voting such stockholders' Common Shares in favor of nominees to the Board of Directors of the Issuer and for or against any and all matters that may come before the Issuer's stockholders for a vote. The appointment survives until the earliest of five years after the consummation of the Merger, the public offering of Common Shares by the Issuer from which the Issuer realizes $15 million or more, or the death of the stockholder. The 420,000 Common Shares owned beneficially and of record by Mr. Giaimo do not include any Common Shares owned by Ms. Catherine Britton, Mr. Giaimo's spouse, or Common Shares issuable upon the exercise of certain outstanding stock option agreements ("Options") that will be subject to the terms of Voting and Lockup Agreements between the holders of such Options and Mr. Giaimo. Mr. Giaimo disclaims beneficial ownership of Common Shares beneficially owned by Catherine Britton.

 (3) Includes options for 12,000 Common Shares under the 1996 Non-Employee Director Stock Option Plan. Also includes 20,003 Common Shares subject to options granted to Mr. Clinton A. Clark by Mr. Robert T. Giaimo pursuant to a stock option agreement between such parties, which agreement was assigned by Mr. Giaimo to, and assumed by, Ms. Britton. Does not include 420,000 Common Shares beneficially owned by Mr. Giaimo, Ms. Britton's spouse, or the 1,135,474 Common Shares Mr. Giaimo has the power under the voting agreements discussed in Note (2) above. Ms. Britton disclaims beneficial ownership of the Common Shares beneficially owned by Mr. Giaimo.

 (4) Includes 557,907 Common Shares held of record by the Steiner Family Partnership (the "Partnership"). Charles Steiner, a director of the Issuer, owns a 25% interest in and is the managing partner of the Partnership. In addition to the Common Shares Mr. Steiner owns beneficially through his equity interest in the Partnership, Mr. Steiner also owns beneficially
     (a) 50,000 Common Shares held by the Branch Group, Inc. 401(k) Profit Sharing Plan (Mr. Steiner is sole trustee of the Branch Group, Inc. 401(k) Profit Sharing Plan and one of a number of beneficiaries thereof, holding an approximate 7% interest in the plan); (b) 5,000 Common Shares subject to options granted to Mr. Steiner under the 1991 Stock Option Plan; and (c) 12,000 Common Shares subject to options granted to Mr. Steiner under the 1996 Non-Employee Directors Stock Option Plan. By virtue of his position in the Partnership, Mr. Steiner may be deemed to own beneficially all of the Common Shares held of record by Partnership. Except to the extent of his 25% interest in the Partnership, Mr. Steiner disclaims beneficial ownership of the Common Shares held of record by the Partnership.

 (5) Includes options to purchase 33,336 Common Shares under the Second Amended and Restated 1991 Stock Option Plan.

 (6) Includes (a) options to purchase 26,069 Common Shares under the Second Amended and Restated 1991 Stock Option Plan; and (b) options to purchase 6,123 Common Shares under the 1991 Consultant Stock Option Plan.

 (7) Includes: (a) options to purchase 20,003 Common Shares under the Earned Ownership Plan; (b) options to purchase 30,004 Common Shares under the 1991 Stock Option Plan; and (c) options to purchase 30,000 Common Shares under the Stock Option Plan.

 (8) Includes: (a) options to purchase 11,667 Common Shares under the 1991 Stock Option Plan; (b) options to purchase 3,849 Common Shares under the Earned Ownership Plan; and (c) options to purchase 30,000 Common Shares under the Stock Option Plan.

 (9) Includes options to purchase 45,000 Common Shares under the Stock
     Option Plan. 182,881 Common Shares owned by Mr. Hengst are subject to the terms of a voting agreement described in clause (e) of Note 2.

 (10) Unless otherwise stated in Notes 2 through 9 above, all references to options are to options exercisable currently and within 60 days of January 22, 1999.

Item 5.   Interest in Securities of the Issuer.

          Item 5 is hereby deleted in its entirety and is amended as follows:

     The information contained in Item 4 of this Amendment No.3 with respect to the Common Shares beneficially owned by Mr. Giaimo is incorporated herein by reference.

     Mr. Giaimo owns beneficially and of record 420,000 Common Shares, representing approximately 3.59% of the outstanding Common Shares, based on the number of Common Shares outstanding as reported on the Issuer's Form 10-Q dated November 18, 1998. By virtue of the Common Shares owned directly by Mr. Giaimo, as set forth in Note (2) of Item 4 of this Amendment No. 3 and the voting agreements described in Item 4 of this Amendment No.3, Mr. Giaimo has the power to vote 1,435,474 Common Shares, representing approximately 12.39% of the outstanding Common Shares, based on the number of Common Shares outstanding as reported on the Issuer's Form 10-Q. (A description of such voting arrangements is contained in note (2) of Item 4.) Because there are no arrangements, agreements or understandings among the members of the Group with respect to the voting or disposition of the Common Shares acquired by any member of the Group, the business and operations of the Issuer or the control of the Issuer, the number of Common Shares beneficially owned by Mr. Giaimo does not include the Common Shares owned by the other members of the Group.

     Each member of the Group disclaims beneficial ownership of the Common Shares owned by the other members of the Group and the filing of Amendment No. 2 and this Amendment No. 3 should not be construed as an admission that a member of the Group is the beneficial owner of the Common Shares owned by the other members of the Group.

     Other than as described in this Amendment No. 3, no transactions in Common Shares were effected by Mr. Giaimo during the sixty days prior to the date of this Amendment No. 3.


Item 6. Contracts, Agreements, Understandings and Relationships with Respect to Securities of the Issuer.

          The following is hereby added to Item 6 and should be read together with the disclosures made in Item 6 of the Statement:

          The information contained in Item 4 of this Amendment No. 3 pertaining to any arrangements, agreements or understandings among the members of the Group with respect to the Common Shares is incorporated herein by reference.

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.


Date: January 25,1999




                                                    /s/ Robert T. Giaimo
                                                    ---------------------
                                                       Robert T. Giaimo